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AB 3/29

*AB 3/10

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SEC FILE NUMBER
8-46742

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advanced Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 1650
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Saju Bahuleyan — 312-377-5290 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA LLP
(Name – *if individual, state last, first, middle name*)

300 Arboretum Place	Richmond	VA	23236
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Saju Bahuleyan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advanced Equities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
YAMILA ZACCARINI
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-7-2013

Signature

Financial and Operational Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advanced Equities, Inc.

Contents

Independent Auditors' Report 3

Statement of Financial Condition 4

Summary of Significant Accounting Policies 5 – 6

Notes to the Statement of Financial Condition 7 – 9

Supplementary Information

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4) 10 – 11

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 12 – 13

BDO

Tel: 804-330-3092
Fax: 804-330-7753
www.bdo.com

300 Arboretum Place, Suite 520
Richmond, VA 23236

Independent Auditors' Report

Board of Directors
Advanced Equities, Inc.

We have audited the accompanying statement of financial condition of Advanced Equities, Inc. as of December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Advanced Equities, Inc., as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

February 29, 2012

Advanced Equities, Inc.

Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	**$12,755,797**
Receivable from clearing brokers	**217,017**
Notes receivable, net	**1,710,967**
Due from affiliates	**2,929,823**
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,437,250	**1,183,157**
Other receivables, net	**535,464**
Other assets	**1,069,418**
Total assets	**$20,401,643**

Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	**$7,718,463**
Payable to clearing brokers	**1,778**
Total liabilities	**7,720,241**
Commitments and contingencies	
Stockholder's equity	**12,681,402**
Total liabilities and stockholder's equity	**$20,401,643**

See accompanying summary of significant accounting policies and notes to statement of financial condition.

Nature of Operations

Advanced Equities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered investment advisor pursuant to the Investment Advisors Act of 1940. The Company is a wholly owned subsidiary of Advanced Equities Financial Corp. (the "Parent") and provides both investment banking and retail brokerage services. The investment banking services include, but are not limited to, participating in underwritings on a "best-efforts" basis and acting as an agent in private equity placements. The retail securities transactions of customers, located primarily in North America, are introduced to and cleared through clearing brokers on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, highly liquid investments with an original maturity of three months or less and money market funds.

Receivable from Clearing Brokers

The receivable from clearing brokers represents cash on deposit and amounts due for commissions earned. Cash deposits held at the clearing brokers and commissions earned collateralize amounts due to the clearing brokers, if any.

Notes Receivable

Notes receivable consists of loans to employee registered representatives as an inducement to join the Company. These notes are unsecured and generally forgiven over periods ranging from five to ten years, based upon meeting performance goals and remaining employed with the Company. The Company has established an allowance for doubtful accounts for amounts estimated not to be collected. Notes receivable is reported net of allowance for doubtful accounts of $827,197 at December 31, 2011.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease.

Income Taxes

The Company files a consolidated federal tax return with its Parent. Federal and state income taxes are allocated to the Company on a separate return basis. Accordingly, the Company's taxable income or loss for tax purposes is included in the consolidated tax return of the Parent. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided against deferred tax assets unless it is more likely than not they will be realized.

Subsequent Events

We evaluate subsequent events that have occurred after our consolidated balance sheet date but before our consolidated financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. We have evaluated subsequent events through February 29, 2012, the date of this report, and based on our evaluation, we did not identify any recognized or nonrecognized subsequent events that would have required adjustments to our consolidated financial statements.

Recently Issued Accounting Standards

In May 2009, the FASB issued guidance now codified as ASC Topic 855, *Subsequent Events*, which established a general standard of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the provisions of ASC Topic 855 and it did not have a material impact on the Company's results of operations or financial position.

In June 2009, the FASB ASC 860-10 (Prior authoritative literature: issued SFAS No. 166, "*Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140* "), which eliminates the concept of a qualifying special-purpose entity ("QSPE"), clarifies and amends the de-recognition criteria for a transfer to be accounted for as a sale, amends and clarifies the unit of account eligible for sale accounting and requires that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. This standard is effective for fiscal years beginning after November 15, 2009. The adoption of this standard did not have a material effect on the Company's financial statements.

In June 2009, the FASB issued FASB ASC 810-10-65 (Prior authoritative literature: SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)") which amends the consolidation guidance applicable to a variable interest entity ("VIE"). This standard also amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is therefore required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. Previously, the standard required reconsideration of whether an enterprise was the primary beneficiary of a VIE only when specific events had occurred. This standard is effective for fiscal years beginning after November 15, 2009. Early adoption is prohibited. The adoption of this standard did not have a material effect on the Company's financial statements.

1. Income Taxes

The difference between U.S. statutory rate of 34% and the effective tax rate results primarily from the impact of the changes in deferred tax asset valuation allowance.

Deferred tax liabilities are determined based on the differences between the financial reporting and tax bases of the assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The significant components of the Company's deferred tax liabilities are as follows:

Deferred tax asset	
Net operating loss carryforward	**$2,023,153**
Accrued liabilities and reserves	**375,752**
Stock based compensation	**262,576**
Deferred rent credit	**156,210**
Gross deferred tax assets	**2,817,691**
Net deferred tax asset prior to valuation allowance	**2,817,691**
Less: valuation allowance	**(2,817,691)**
Net deferred tax asset	**$ –**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the related temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The Company files a consolidated federal tax return and a consolidated state tax return in several states. The Company is subject to examination in major tax jurisdictions as a result of participation in these consolidated tax filings- U.S. federal and New York, Illinois, Arizona and California. The open years are 2008-2010 for federal and states. The net operating loss carryforward of approximately $5,100,000 expires through 2029.

2. Related Parties

The Company may periodically provide advances to or receive advances from the Parent which are non-interest bearing. At December 31, 2011, the Company had non-interest bearing receivables in the amount of $2,929,823 due from the Parent.

3. Leases, Commitments and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company. The Company is involved in governmental and self-regulatory agency inquiries, investigations and proceedings. In accordance with ASC Topic 450, *Contingencies*, the Company has established provisions for estimated losses from pending lawsuits, claims, investigations and proceedings. Although the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of the Company, taken as a whole, such resolution may, however, have a material effect on the results of operations or cash flows in any future period.

Large damages are alleged in Galinsky v. AEI, Rubenstein et al. v. AEI, and Greer & Floyd v. AEI. The Galinsky and Rubenstein claims involve employment matters alleging breach of contract. The Greer & Floyd claim relates to sales issues from more than ten years ago. The Company plans to vigorously defend itself in these cases and cannot, at this time, predict the outcome of the litigation nor estimate any amount or range of amount of loss in conjunction with the lawsuits

In January 2012, Advanced Equities, Inc. (the "Company") received a Wells Notice from the Chicago Regional Staff of the Securities and Exchange Commission ("SEC") informing us that the Staff is considering making a recommendation to the Commission that an administrative proceeding be brought concerning certain sales practices in 2009, and certain items relating to the Company's administrative responsibilities to an affiliated registered investment company. Because the Company disagrees with the allegations, and believes that it has significant defenses, the Company has made a written submission setting forth the reasons why a formal proceeding should not be authorized by the SEC. The Company plans to aggressively defend itself should it become necessary.

4. Off-Balance-Sheet Credit Risk

Credit Risk

Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2011, there are no amounts to be indemnified to the clearing brokers for these accounts.

4. Off-Balance-Sheet Credit Risk (continued)

Concentration of Credit Risk

The Company introduces all retail securities trades to its clearing brokers. In the event the clearing brokers do not fulfill their obligation, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

5. Significant Customer Risk

During the year ended December 31, 2011, approximately 77% of the Company's investment banking fees were received for acting as underwriter for one issuer.

6. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital and requires that ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividend paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital and excess net capital of approximately $5,248,000 and $4,600,000, respectively. The net capital ratio was 1.85 to 1. Rule 15c3-1 may effectively restrict the payment of cash dividends.

7. SEC Rule 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the computation of the Reserve Requirement pursuant to the exemptive provision of SEC Rule 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Information Relating to Possession or Control Requirements Under Rule 15c3-3 pursuant to the exemptive provision of SEC Rule 15c3-3(k)(2)(ii).

Advanced Equities, Inc.

Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2011

Net Capital	
Stockholder's equity	**$12,681,402**
Nonallowable assets	
Notes receivable, net	**1,710,967**
Due from affiliates	**2,929,823**
Furniture, equipment and leasehold improvements	**1,183,157**
Other receivables, net	**535,464**
Other assets	**1,068,876**
Total nonallowable assets	**7,428,287**
Net capital before haircuts on securities	**5,253,115**
Haircuts on cash equivalents	**5,081**
Net capital	**$ 5,248,034**
Computation of Basic Net Capital Requirement	
Minimum net capital required – 6 2/3% of aggregate indebtedness	**$ 648,016**
Minimum dollar net capital requirement	**$ 250,000**
Net capital requirement	**$ 648,016**
Excess net capital	**$ 4,600,018**
Net capital less 10% of aggregate indebtedness	**$ 4,276,010**

continued...

Advanced Equities, Inc.

Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4) (continued)

Computation of aggregate indebtedness	
Accounts payable and accrued expenses	**$7,718,463**
Payable to clearing brokers	
Other unrecorded amounts – lawsuit	**2,000,000**
Total aggregate indebtedness	**$9,702,241**
Ratio of aggregate indebtedness to net capital	**1.85 to 1**

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported was not included as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part IIA and the computation contained herein.

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Advanced Equities, Inc.

In planning and performing our audit of the financial statements of Advanced Equities, Inc. (the "Company") for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but do not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

continued...

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Certified Public Accountants

February 29, 2012
Richmond, Virginia